GP4 Asset Acquisition, LLC

June 3, 2005

Ms. Kelly McCusker
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20540

Dear Ms. McCusker:

This letter is in response to your letter to Patrick Beach, the President of GP4 Asset Acquisition, LLC, the general partner of Captec Franchise Capital Partners L.P. IV (the “Partnership”) dated May 20, 2005 regarding the Partnership’s Form 10-K for the year ended December 31, 2004 and the Partnership’s Form 10-Q for the quarter ended March 31, 2005.

Comment #1: Report of Independent Registered Public Accounting Firm, page F-2 “Please amend your Form 10-K to include your Report of Independent Registered Public Accounting Firm relating to the 2002 financial statements indicating the name of the accountants as well as the signature.”
•	The Partnership has filed Form 10-K/A on June 3, 2005 which includes the Report of Independent Registered Public Accounting Firm relating to the 2002 financial statements which indicates the name of the accountants as well as the signature.

Comment #2: Basis of Presentation, page F-7
“We note that the limited partners approved a plan to liquidate the Partnership and dispose of all the assets of the Partnership. Explain why the Partnership’s financial statements are not presented on the liquidation basis of accounting.”
•	As of December 31, 2004 and March 31, 2005, the Partnership was, and as of the date of this letter still is, in the process of disposing of all of the assets of the Partnership. The Partnership intends to execute the disposals in an orderly manner and thus, there is no guarantee as to whether the Partnership will be successful in selling all of the assets and thus liquidating the Partnership. Therefore, we have presented the financial statements as of the above dates as discontinued operations and no adjustments have been made to the carrying values in accordance with FASB statement 144. Upon the disposition of the last asset of the Partnership, at which time liquidation will become probable,

Page 2	June 3, 2005

we will present our financial statements on the liquidation basis of accounting.

Pursuant to the Staff’s request, the Partnership hereby acknowledges that the Partnership a) is responsible for the adequacy and accuracy of the disclosure in the filings; b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to give the undersigned a call at (734) 994-5505 if you have any questions.

Sincerely,

Captec Franchise Capital Partners L.P. IV
By: GP4 Asset Acquisition, LLC
Its: General Partner

By: /s/ Patrick L. Beach
             Patrick L. Beach
Its: President